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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                       ------------------------


                            AMENDMENT NO. 3
                           TO SCHEDULE 14D-1
                        Tender Offer Statement
  Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                  and
                            AMENDMENT NO. 4
                            TO STATEMENT ON
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                       ------------------------

                          FORE Systems, Inc.
                       (Name of Subject Company)

                         GEC Acquisition Corp.
                           GEC Incorporated
                 The General Electric Company, p.l.c.
 (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                               (Bidders)
                Common Stock, Par Value $.01 Per Share
                    (Title of Class of Securities)
                              34 5449 102
                 (CUSIP Number of Class of Securities)

                          Patricia A. Hoffman
                           GEC Incorporated
                         1500 Mittel Boulevard
                       Wood Dale, IL 60191-1073
              (c/o Videojet Systems International, Inc.)
                            (630) 238-3995
       (Name, Address and Telephone Number of Persons Authorized
      to Receive Notices and Communications on Behalf of Bidders)


                                  Copies To:

         Philip A. Gelston, Esq.               Jeffrey I. Gordon, Esq.
         Cravath, Swaine & Moore                 Mayer, Brown & Platt
             Worldwide Plaza                       Bucklersby House
            825 Eighth Avenue                  3 Queen Victoria Street
           New York, NY 10019                       London EC4N 8EL
       Telephone: (212) 474-1000                        ENGLAND
                                                 Telephone: (011) 44-171-6200


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


CUSIP No. 34 5449 102
------------------------------------------------------------------------------
       1.     Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              GEC Acquisition Corp.
------------------------------------------------------------------------------
       2.     Check the Appropriate Box if a Member of a Group
                       (a)  |X|
                       (b)  |_|
------------------------------------------------------------------------------
       3.     SEC Use Only
------------------------------------------------------------------------------
       4.     Source of Funds

              AF
------------------------------------------------------------------------------
       5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
------------------------------------------------------------------------------
       6.     Citizenship or Place of Organization

              Delaware
------------------------------------------------------------------------------
                       7.  Sole Voting Power
   Number of      ------------------------------------------------------------
     Shares            8.  Shared Voting Power
  Beneficially
    Owned by               28,118,876
      Each        ------------------------------------------------------------
   Reporting           9.  Sole Dispositive Power
     Person       ------------------------------------------------------------
      With            10. Shared Dispositive Power

                           28,118,876
------------------------------------------------------------------------------
      11.     Aggregate Amount Beneficially Owned by Each Reporting Person

              28,118,876
------------------------------------------------------------------------------
      12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
              Shares   [  ]
              (See Instructions)
------------------------------------------------------------------------------
      13.     Percent of Class Represented by Amount in Row (11)

              Approximately 24.13% of the Common Stock Outstanding
------------------------------------------------------------------------------
      14.     Type of Reporting Person

              CO
------------------------------------------------------------------------------

CUSIP No. 34 5449 102
------------------------------------------------------------------------------
       1.     Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              GEC Incorporated
------------------------------------------------------------------------------
       2.     Check the Appropriate Box if a Member of a Group
                       (a) |X|
                       (b) |_|
------------------------------------------------------------------------------
       3.     SEC Use Only
------------------------------------------------------------------------------
       4.     Source of Funds

              BK
------------------------------------------------------------------------------
       5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
------------------------------------------------------------------------------
       6.     Citizenship or Place of Organization

              Delaware
------------------------------------------------------------------------------
                       7.  Sole Voting Power
   Number of      ------------------------------------------------------------
     Shares            8.  Shared Voting Power
  Beneficially
    Owned by               28,118,876
      Each        ------------------------------------------------------------
   Reporting           9.  Sole Dispositive Power
     Person       ------------------------------------------------------------
      With            10. Shared Dispositive Power

                           28,118,876
------------------------------------------------------------------------------
      11.     Aggregate Amount Beneficially Owned by Each Reporting Person

              28,118,876
------------------------------------------------------------------------------
      12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
              Shares    [ ]
              (See Instructions)
------------------------------------------------------------------------------
      13.     Percent of Class Represented by Amount in Row (11)

              Approximately 24.13% of the Common Stock
------------------------------------------------------------------------------
      14.     Type of Reporting Person

              CO
------------------------------------------------------------------------------

CUSIP No. 34 5449 102
------------------------------------------------------------------------------
       1.     Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              The General Electric Company, p.l.c.
------------------------------------------------------------------------------
       2.     Check the Appropriate Box if a Member of a Group
                       (a) |X|
                       (b) |_|
------------------------------------------------------------------------------
       3.     SEC Use Only
------------------------------------------------------------------------------
       4.     Source of Funds

              BK, OO
------------------------------------------------------------------------------
       5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) o
------------------------------------------------------------------------------
       6.     Citizenship or Place of Organization

              England
------------------------------------------------------------------------------
                       7.  Sole Voting Power
   Number of      ------------------------------------------------------------
     Shares            8.  Shared Voting Power
  Beneficially
    Owned by               28,118,876
      Each        ------------------------------------------------------------
   Reporting           9.  Sole Dispositive Power
     Person       ------------------------------------------------------------
      With            10. Shared Dispositive Power

                           28,118,876
------------------------------------------------------------------------------
      11.     Aggregate Amount Beneficially Owned by Each Reporting Person

              28,118,876
------------------------------------------------------------------------------
      12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
              Shares   [ ]
              (See Instructions)
------------------------------------------------------------------------------
      13.     Percent of Class Represented by Amount in Row (11)

              Approximately 24.13% of the Common Stock
------------------------------------------------------------------------------
      14.     Type of Reporting Person

              CO
------------------------------------------------------------------------------

          GEC Acquisition Corp., GEC Incorporated and The General Electric Company, p.l.c. hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 Statement on Schedule 13D originally filed on April 30, 1999 (as subsequently amended, the "Statement"), with respect to an offer (the "Offer") to purchase all outstanding shares of common stock, $0.01 par value, of FORE Systems, Inc. a Delaware corporation (the "Company"), on the terms described in the Offer to Purchase dated April 30, 1999, as subsequently amended. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.      ADDITIONAL INFORMATION

          On June 10, 1999, GEC, p.l.c. issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS

          Item 11 is hereby amended and supplemented to add a new
Exhibit as follows:

          (a)(9) Text of Press Release dated June 10, 1999, issued by
GEC, p.l.c.

                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1999

                                     GEC ACQUISITION CORP.,


                                     By /s/ JOHN C. MAYO
                                        -------------------
                                        Name:  John C. Mayo
                                        Title: President


                                     GEC INCORPORATED,


                                     By /s/ MICHAEL LESTER
                                        ---------------------
                                        Name:  Michael Lester
                                        Title: Director


                                     THE GENERAL ELECTRIC COMPANY, P.L.C.,


                                     By /s/ JOHN C. MAYO
                                        -------------------
                                        Name:  John C. Mayo
                                        Title: Director

                             EXHIBIT INDEX

EXHIBIT                                                               PAGE
NUMBER                 EXHIBIT NAME                                  NUMBER

(a)(9)                 Text of Press Release dated June 10, 1999

                                                        EXHIBIT (a)(9)


            GEC ANNOUNCES COMPLETION OF EXON-FLORIO REVIEW
                     FOR FORE SYSTEMS ACQUISITION


The General Electric Company, p.l.c. announced today that the Committee on Foreign Investment in the United States (CFIUS) has completed its review process, pursuant to the Exon-Florio Act, with regard to its acquisition of FORE Systems, Inc. (Nasdaq - FORE). Accordingly, the condition to the acquisition relating to Exon-Florio has been satisfied.

No other governmental or regulatory clearances remain as a condition to the completion of the tender offer by GEC's wholly subsidiary, GEC Acquisition Corp., for the purchase of all the outstanding shares of common stock of FORE Systems at $35 per share.

The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Monday, 14th June, 1999, unless further extended.

The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United States.